Exhibit 99.1

Nova Minerals Provides an Invitation to Investor Webinars

Caulfield, Australia, September 25, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide an opportunity for both its Australasian and US/European shareholders, investors, and the broader market to attend a live virtual presentation by Nova’s CEO, Christopher Gerteisen. To facility the different time zones, webinars will be held in both US Eastern Standard Time (EST) and Australian Eastern Standard Time (AEST) as detail below.

The Company will present an outline of its Estelle Project, detailing the development optionality it is currently investigating as part of the feasibility studies as well as discuss its exploration strategy and path towards production.

At the conclusion of the presentation there will be an opportunity for attendees to ask questions of management.

Although the live webinar presentations will be provided using the Company’s Vrify platform, a PDF of the presentation can be found here.

US/European Time Zone Webinar

Event:	Emerging Growth Company Conference

Time:	9.00AM US EST Thursday 26 September 2024

Registration:	Please register here to ensure you are able to attend the conference and receive any updates that are released.

Questions:	Questions may be submitted in advance to Questions@EmergingGrowth.com or asked during the event.

Australasian Time Zone Webinar

Event:	Nova Minerals Ltd Investor Presentation Webinar

Time:	11.00AM AEST, 8.00AM AWST Tuesday 1 October 2024

Registration:	Please register here to ensure you are able to attend the webinar. After registering, you will receive a confirmation email containing information about joining the webinar.

Questions:	Questions may be submitted in advance to info@novaminerals.com.au or asked during the event.

If attendees are not able to join the event live on the day of the webinar, an archived webcast will also be made available on the Company’s website.

Christopher Gerteisen, P.Geo., Chief Executive Officer of Nova Minerals, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196